UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3/A
Amendment No. 1

 (Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

BAGGER DAVE’S BURGER TAVERN, INC.

(Name of the Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

Bagger Dave’s Burger Tavern, Inc.

(Name of Person Filing Statement)

056646-102

(CUSIP Number of Class of Securities)

T. Michael Ansley Bagger Dave’s Burger Tavern, Inc. 807 W. Front Street Traverse City, Michigan 49684 (231) 486-0527

(Name, Address and Telephone Number of Persons Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	[X]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Act of 1934.
b.	[ ]	The filing of a registration statement under the Securities Act of 1933.
c.	[ ]	A tender offer.
d.	[ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing fee is a final amendment reporting the results of the transaction: [  ]

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$7,750	$1.00

*	For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $7,750 by the Issuer in lieu of fractional shares immediately following a 1-for-400 reverse stock split to holders of fewer than 400 shares of the Issuer’s common stock prior to the reverse stock split. The aggregate cash payment is equal to the product of the price of $0.31 per pre-split share and approximately 25,000 pre-split shares, the estimated aggregate number of shares held by such holders.
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2017, was calculated by multiplying the Transaction Valuation by .0001159.
[ ]	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

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INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Bagger Dave’s Burger Tavern, Inc. (the “Company”).

Concurrently with the filing of this Schedule 13E-3, the Company is filing an information statement (the “Information Statement”) pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). A copy of the Information Statement is attached hereto as Exhibit (a). The information in the Information Statement, including all Exhibits thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the Exhibits thereto. Capitalized terms used but not defined herein have the meanings given to them in the Information Statement.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1. Summary Term Sheet.

The information set forth in the Information Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The information set forth in the Information Statement under the caption “Certain Information Concerning the Company” is incorporated herein by reference.

(b) Securities. The information set forth in the Information Statement under the caption “Certain Information Concerning the Company” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Information Statement under the caption “Trading Market and Price” is incorporated herein by reference.

(d) Dividends. The information set forth in the Information Statement under the caption “Dividends Paid by the Company” is incorporated herein by reference.

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. None.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The information set forth in the Information Statement under the caption “Proposal to Elect Directors” is incorporated herein by reference.

(b) Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. The information set forth in the Information Statement under the caption “Proposal to Elect Directors” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Information Statement under the captions “Summary of Term Sheet” and “Description of Plan” is incorporated herein by reference.

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(c) Different Terms. None.

(d) Appraisal Rights. The information set forth in the Information Statement under the caption “No Dissenter Rights” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. None.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. None.

(b) Significant Corporate Events. None.

(c) Negotiations or Contacts. None.

(e) Agreements Involving the Company’s Securities. Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. Not applicable.

(c) Plans.

(1) None.

(2) None.

(3) None.

(4) None.

(5) None.

(6) The information set forth in the Information Statement under the caption “Effects of the Reverse/Forward Split” is incorporated herein by reference.

(7) The information set forth in the Information Statement under the captions “Effects of the Reverse/Forward Split” and “Detailed Discussions and Reasons for the Reverse/Forward Split” are incorporated herein by reference.

(8) The information set forth in the Information Statement under the captions “Effects of the Reverse/Forward Split” and “Detailed Discussions and Reasons for the Reverse/Forward Split” are incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Information Statement under the captions ““Detailed Discussions and Reasons for the Reverse/Forward Split is incorporated herein by reference.

(b) Alternatives. The information set forth in the Information Statement under the caption “Strategic Alternatives Considered” is incorporated herein by reference.

(c) Reasons. The information set forth in the Information Statement under the captions “Detailed Discussions and Reasons for the Reverse/Forward Split” is incorporated herein by reference.

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(d) Effects. The information set forth in the Information Statement under the captions “Summary of Term Sheet”, “Effects of the Reverse/Forward Stock Split”, and “Federal Income Tax Consequence of the Reverse/Forward Split are incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a) Fairness. The information set forth in the Information Statement under the captions “Summary Term Sheet, —Fairness of the Transaction” “Fairness of the Reverse/Forward Split to Stockholders” “Special Factors — Fairness of the Transaction” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Information Statement under the captions “Description of Plan”, —Fairness of the Transaction” “Fairness of the Reverse/Forward Split to Stockholders” is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Information Statement under the caption “Description of Plan” and “Recommendation of the Board of Directors” are incorporated herein by reference.

(d) Unaffiliated Representative. The information set forth in the Information Statement under the caption “Fairness of the Transaction” is incorporated herein by reference.

(e) Approval of Directors. The information set forth in the Information Statement under the caption, “Letter to Shareholders” and “Recommendation of the Board of Directors” are incorporated herein by reference.

(f) Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal. None.

(b) Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

(c) Availability of Documents. Not applicable.

Item 10. Source and Amounts of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Information Statement under the caption “Termination of the Exchange Act Registration” “Fairness of the Reverse/Forward Split” is incorporated herein by reference.

(b) Conditions. None.

(c) Expenses. The information set forth in the Information Statement under the captions “Fairness of the Reverse/Forward Split to Shareholders”, “Termination of Exchange Act Registration” is incorporated herein by reference.

(d) Borrowed Funds. Not Applicable.

Item 11. Interest in Securities of the Subject Company.

(a) Security Ownership. The information set forth in the Information Statement under the caption “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) Securities Transactions. None.

Item 12. The Solicitation or Recommendation.

(d) Intent to Tender or Vote in Going-Private Transaction. None.

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(e) Recommendations of Others. The information set forth in the Information Statement under the captions “Recommendation of Board of Directors”, “Fairness of the Reverse/Forward Split to Stockholders” is incorporated herein by reference.

Item 13. Financial Statements.

(a) Financial Statements.

(1) The information set forth in ~~the Information Statement under the caption “Financial Information~~Exhibit A attached hereto as the Company’s Annual Report on Form 10-K, under the heading “Item 8: Consolidated Financial Statements and Supplementary Data” is incorporated herein by reference.

(2) The information set forth in ~~the Information Statement under the caption “Financial Information~~Exhibit A attached hereto as the Company’s Annual Report on Form 10-K, under the heading “Item 8: Consolidated Financial Statements and Supplementary Data” is incorporated herein by reference.

(3) The information set forth in ~~the Information Statement under the caption “Financial Information~~Exhibit A attached hereto as the Company’s Annual Report on Form 10-K, under the heading “Item 8: Consolidated Financial Statements and Supplementary Data” is incorporated herein by reference.

(4) The information set forth in ~~the Information Statement under the caption “Financial Information~~Exhibit A attached hereto as the Company’s Annual Report on Form 10-K, under the heading “Item 8: Consolidated Financial Statements and Supplementary Data” is incorporated herein by reference.

(b) Pro Forma Information. Not Material.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Not Applicable.

(b) Employees and Corporate Assets. Not Applicable.

Item 15. Additional Information.

(b) None.

(c) Other Material Information. The information set forth in the Information Statement, including all Exhibits hereto, is incorporated herein by reference.

Item 16. Exhibits.

(a) The Information Statement on Schedule 14C filed with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference.

(b) None.

(c) None.

(d) None.

(f) The information set forth in the Information Statement under the captions “Summary Term Sheet” and “No Dissenters Rights” is incorporated herein by reference.

(g) None.

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SIGNATURE

After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BAGGER DAVE’S BURGER TAVERN, INC.

By:	/s/T. Michael Ansley
T. Michael Ansley
Title:	President and Chairman

Dated: January 23, 2017

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EXHIBIT INDEX

Exhibit No.	Description
(a)	Information Statement on Schedule 14C (filed with the Securities and Exchange Commission on November 9, 2017 and incorporated herein by reference).

(b)	Annual Report on Form 10-K (filed with the Securities and Exchange Commission on April 03, 2017 and incorporated herein by reference).

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